UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549

                                    FORM 12b-25

                          Commission File Number: 0-17619
                            NOTIFICATION OF LATE FILING

(Check One):      [_] Form 10-K    [_] Form 20-F     [_] Form 11-K
                  [X] Form 10-Q    [_] Form N-SAR    [_] Form N-CSR

                         For Period Ended: June 29, 2006

      [_] Transition Report on Form 10-K [_] Transition Report on Form 20-F
      [_] Transition Report on Form 11-K [_] Transition Report on Form 10-Q
      [_] Transition Report on Form N-SAR

           For the Transition Period Ended: _________________________

  Read Instruction (on back page) Before Preparing Form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

American Tax Credit Properties L.P.
------------------------------------------------------------------------------
Full Name of Registrant


------------------------------------------------------------------------------
Former Name if Applicable

340 Pemberwick Road
------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

Greenwich, CT  06831
------------------------------------------------------------------------------
City, State and Zip Code



PART II - RULE 12b-25(b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X] [ ]     (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[_] [X]     (b)   The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form
                  N-CSR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] [ ]     (c)   The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.

PART III - NARRATIVE

      State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

      Registrant submitted a letter to the SEC on August 1, 2006 requesting a waiver for certain technical exceptions in advance of filing its Form 10-K for the year ended March 30, 2006. Registrant intends to file its Form 10-K and the Form 10-Q for which this Form 12b-25 has been prepared pending receipt of a response from the SEC to Registrant's prior correspondence and any further resolution that may be required.

      Although Registrant's Form 10-Q for the period ended June 29, 2006 has been prepared, as a result of awaiting the response to the waiver request noted above, Registrant cannot represent that such Form 10-Q will be filed within the grace period provided for under Rule 12b-25.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

        Neal Ludeke           203               869-0900
------------------------------------------------------------------------------
           (Name)          (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                               [_] Yes   [X] No

      Form 10-K for the year ended March 30, 2006.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                               [X] Yes   [_] No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                       American Tax Credit Properties L.P.
            --------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:         August 15, 2006        By: Neal Ludeke
              ---------------           ---------------------
                                        Name: Neal Ludeke

                                        Title: Chief Financial Officer of
                                        Richman Tax Credit Properties Inc.,
                                        general partner of Richman Tax
                                        Credit Properties L.P., General
                                        Partner of the Registrant

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                          ATTENTION

 Intentional misstatements or omissions of fact constitute Federal Criminal
              Violations (see 18 U.S.C. 1001).

                    GENERAL INSTRUCTIONS

      1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

      2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

      3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

      4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

      5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).

                                    ATTACHMENT I



The net income of Registrant increased by approximately $2,328,000 as compared to the three months ended June 29, 2005, primarily as a result of a gain on disposal of local partnership interest of approximately $2,364,000 recognized in fiscal 2006, partially offset by an increase in equity in loss of investment in local partnerships of approximately $44,000.